Exhibit 99.2

SHINHAN FINANCIAL GROUP CO., LTD.
Separate Financial Statements

December 31, 2013 and 2012

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

We have audited the accompanying separate statements of financial position of Shinhan Financial Group Co., Ltd. (the “Company”) as of December 31, 2013, 2012 and January 1, 2012 and the related separate statements of comprehensive income, changes in equity and cash flows for the years then ended. Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with Korean International Financial Reporting Standards. Our responsibility is to express an opinion on these separate financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the separate financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion, the separate financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013, 2012 and January 1, 2012 and the results of its operations and its cash flows for the years then ended, in accordance with Korean International Financial Reporting Standards.

Without qualifying our opinion, we draw attention to the following:

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying separate financial statements are for use by those knowledgeable about Korean auditing standards and their application in practice.

As discussed in note 2 to the separate financial statements, the Company applied the amendments to K-IFRS No. 1019, ‘Employee Benefits’ and recognized remeasurements in other comprehensive income, The Company applied this change in accounting policies retrospectively, and accordingly restated the comparative information of the separate financial statements for the year ended December 31, 2012, and the separate statement of financial position as of January 1, 2012.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 14, 2014

This report is effective as of March 14, 2014, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Financial Position

As of December 31, 2013, 2012 and January 1, 2012

(In millions of won)	Note	December 31, 2013		December 31, 2012 (restated)	January 1, 2012 (restated)

Assets
Due from banks	5,30	￦	385	212,783	2,220,171
Trading assets	6		520,116	118,548	1,856,712
Loans, net	7,30		1,337,083	1,359,605	1,104,678
Property and equipment, net	8		1,159	1,264	1,363
Intangible assets, net	9		6,508	7,112	7,974
Investments in subsidiaries	10		25,261,909	25,216,096	25,050,002
Deferred tax assets	27		2,331	1,814	302
Other assets, net	11,30		295,154	295,702	603,048

Total assets		￦	27,424,645	27,212,924	30,844,250

Liabilities
Borrowings	12		7,500	10,000	5,000
Debt securities issued	13		7,098,797	7,196,951	7,034,393
Liability for defined benefit obligations	14		2,981	2,602	2,061
Other liabilities	15,30		340,895	336,450	4,371,989

Total liabilities			7,450,173	7,546,003	11,413,443

Equity	16
Capital stock			2,645,053	2,645,053	2,645,053
Other equity instrument			537,443	537,443	238,582
Capital surplus			9,494,842	9,494,842	9,494,842
Accumulated other comprehensive loss			(2,919)	(2,650)	(1,605)
Retained earnings			7,300,053	6,992,233	7,053,935

Total equity			19,974,472	19,666,921	19,430,807

Total liabilities and equity		￦	27,424,645	27,212,924	30,844,250

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2013 and 2012

(In millions of won, except earnings per share data)
	Note	2013		2012 (restated)

Interest income	30	￦	61,864	67,797
Interest expense			(310,438)	(341,678)

Net interest income	18		(248,574)	(273,881)

Fees and commission income	30		114,321	114,287
Fees and commission expense			(214)	(231)

Net fees and commission income	19		114,107	114,056

Dividend income	20		919,805	800,223
Net trading income	21		10,991	10,071
Reversal of credit losses	22,30		10	342
General and administrative expenses	23,30		(66,785)	(61,808)

Operating Income	26		729,554	589,003

Non-operating income	25		1,654	1,313

Profit before income taxes			731,208	590,316

Income tax benefit	27		(430)	(1,178)

Net profit for the year			731,638	591,494

Other comprehensive income (loss) for the period, net of income tax	16
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability			(269)	(1,045)

			(269)	(1,045)

Total comprehensive income for the year		￦	731,369	590,449

Basic and diluted earnings per share in won	16,28	￦	1,349	1,035

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2013 and 2012

(In millions of won)	Capital stock		Other equity instruments	Capital surplus	Accumulated other comprehensive loss	Retained earnings	Total equity
Balance at January 1, 2012	￦	2,645,053	238,582	9,494,842	—	7,052,330	19,430,807
Changes in accounting policy		—	—	—	(1,605)	1,605	—

Restated Balance		2,645,053	238,582	9,494,842	(1,605)	7,053,935	19,430,807

Net profit for the year		—	—	—	—	591,494	591,494
Other comprehensive income, net of income tax
Remeasurements of the defined benefit liability		—	—	—	(1,045)	—	(1,045)

Total comprehensive income for the year		—	—	—	(1,045)	591,494	590,449
Transactions with owners
Dividends		—	—	—	—	(629,508)	(629,508)
Dividend to hybrid bonds		—	—	—	—	(23,688)	(23,688)
Issuance of hybrid bonds		—	298,861	—	—	—	298,861

		—	298,861	—	—	(653,196)	(354,335)

Balance at December 31, 2012	￦	2,645,053	537,443	9,494,842	(2,650)	6,992,233	19,666,921

	Capital stock		Other equity instruments	Capital surplus	Accumulated other comprehensive loss	Retained earnings	Total equity
Balance at January 1, 2013	￦	2,645,053	537,443	9,494,842	—	6,989,583	19,666,921
Changes in accounting policy		—	—	—	(2,650)	2,650	—

Restated Balance		2,645,053	537,443	9,494,842	(2,650)	6,992,233	19,666,921

Net profit for the year		—	—	—	—	731,638	731,638
Other comprehensive income, net of income tax
Remeasurements of the defined benefit liability		—	—	—	(269)	—	(269)

Total comprehensive income for the year		—	—	—	(269)	731,638	731,369
Transactions with owners
Dividends		—	—	—	—	(393,878)	(393,878)
Dividend to hybrid bonds		—	—	—	—	(29,940)	(29,940)

		—	—	—	—	(423,818)	(423,818)

Balance at December 31, 2013	￦	2,645,053	537,443	9,494,842	(2,919)	7,300,053	19,974,472

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2013 and 2012

(In millions of won)	Note	2013		2012 (restated)

Cash flows from operating activities
Profit before income taxes		￦	731,208	590,316
Adjustments for:
Interest income			(61,864)	(67,797)
Interest expense			310,438	341,678
Dividend income	20		(919,805)	(800,223)
Net trading income	21		(1,116)	(398)
Reversal of credit losses	7		(10)	(342)
Salaries expense			4,732	1,574
Depreciation and amortization	23		1,113	1,327
Net other non-operating income			57	263

			(666,455)	(523,918)

Changes in assets and liabilities:
Due from banks			—	2
Trading assets			(400,452)	1,738,562
Other assets			404	468
Liability for defined benefit obligations			(1,878)	(2,442)
Other liabilities			96	642

			(401,830)	1,737,232

Interest received			62,672	79,755
Interest paid			(304,086)	(326,135)
Dividend received	20		919,805	800,223

Net cash provided by operating activities	29		341,314	2,357,473

Cash flows from investing activities
Issuance of loans			(137,500)	(460,000)
Collection of loans			160,000	205,000
Acquisition of property and equipment	8		(363)	(548)
Acquisition of intangible assets	9		(85)	(79)
Acquisition of subsidiaries	10		(45,813)	(166,094)
Decrease in other assets			—	11,954

Net cash used in investing activities			(23,761)	(409,767)

See accompanying notes to the separate financial statement

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Cash Flows (continued)

For the years ended December 30, 2013 and 2012

(In millions of won)	Note	2013		2012 (restated)

Cash flow from financing activities
Issuance of hybrid bond			—	298,861
Repayments of preferred stock			—	(3,765,124)
Proceeds from borrowings			17,500	60,000
Repayments of borrowings			(20,000)	(55,000)
Issuance of debt securities issued			1,600,000	1,300,000
Repayments of debt securities issued			(1,700,000)	(1,140,000)
Debentures issuance cost paid			(3,475)	(3,490)
Dividends paid			(424,014)	(650,697)

Net cash used in financing activities			(529,989)	(3,955,450)

Decrease in cash and cash equivalents			(212,436)	(2,007,744)

Cash and cash equivalents at beginning of year			212,818	2,220,562

Cash and cash equivalents at end of year	29	￦	382	212,818

See accompanying notes to the separate financial statement

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

1.	Reporting entity

Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001 through a business combination involving the exchange of the Company’s common stock with the former shareholders of Shinhan Bank, Shinhan Investment Corp., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas Investment Trust Management Co., Ltd. The Company’s shares were listed on the Korea Exchange on September 10, 2001 and the Company’s American depository shares were listed on the New York Stock Exchange on September 16, 2003.

2.	Basis of preparation

(a)	Statement of compliance

The accompanying separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027 Separate Financial Statements presented by a parent, an investor in an associate or a venturer in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

(b)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statement of financial position:

•	Derivative financial instruments are measured at fair value

•	Financial instruments at fair value through profit or loss are measured at fair value

•	Liabilities for cash-settled share-based payment arrangements are measured at fair value

•	Liabilities for defined benefit plans are recognized as the present value of the defined benefit obligation less the net total of the plan assets

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

(In millions of won)

2.	Basis of preparation (continued)

(c)	Functional and presentation currency

These separate financial statements are presented in Korean won which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

(d)	Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(e)	Changes in accounting policies

i) Amendments to K-IFRS No. 1001, Presentation of Financial Statements

The Company has applied the amendments to K-IFRS No. 1001, ‘Presentation of Financial Statements’ since January 1, 2013. The amendments require presenting in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments).

ii) Amendments to K-IFRS No. 1019, Employee Benefits

The Company has applied the amendments to K-IFRS No. 1019, ‘Employee Benefits’ since January 1, 2013. The standard requires recognition of remeasurements of the defined benefit liability immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation.

(f)	Impact of change in accounting policy

i) The impact of adopting the amendment to K-IFRS No. 1019, Employee Benefits is as below:

i-1) Statement of financial position

	December 31, 2012
	As previously reported		Adjustments	As restated
Retained earnings	￦	6,989,583	2,650	6,992,233
Accumulated other comprehensive loss		—	(2,650)	(2,650)

	January 1, 2012
	As previously reported		Adjustments	As restated
Retained earnings	￦	7,052,330	1,605	7,053,935
Accumulated other comprehensive loss		—	(1,605)	(1,605)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

(In millions of won)

2.	Basis of preparation (continued)

i-2) Statement of comprehensive income

	2012
Net income for the period as previously reported	￦	590,449
Adjustments:
General and administrative expenses		1,379
Income tax effects		(334)

		1,045

Net income for the period as restated	￦	591,494

(g)	Approval of separate financial statements

These separate financial statements were approved by the Board of Directors on February 11, 2014, which will be submitted for approval to shareholder’s meeting to be held on March 26, 2014.

3.	Significant accounting policies

The significant accounting policies applied by the Company in preparation of its separate financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these separate financial statements.

(a)	Investments in subsidiaries

The accompanying separate financial statements have been prepared on a stand-alone basis in accordance with K-IFRS No. 1027 Separate Financial Statements. The Company’s investments in subsidiaries are recorded at cost in accordance with K-IFRS No. 1027. The Company applied K-IFRS No. 1101 First-time Adoption of K-IFRS, and considered the amount reported previously in separate financial statements prepared in accordance with previous K-GAAP as deemed cost at the date of transition. Dividends received from its subsidiaries are recognized in profit or loss when the Company is entitled to receive the dividend.

(b)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and are used by the Company in management of its short-term commitments. Generally equity investments are excluded from cash and cash equivalents.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

(c)	Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

i)	Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is held for trading or is designated at fair value through profit or loss. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

ii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method.

iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

v)	Derecognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

vi)	Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the separate statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(d)	Derivative financial instruments

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecast transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

(e)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

The Company first assesses whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment.

(f)	Property and equipment

Property and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

The cost of replacing a part of an item of property or equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced cost is derecognized. The cost of the day to day servicing of property and equipment are recognized in profit or loss as incurred.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of 5 years, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Depreciation methods, useful lives and residual value are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

(g)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses, if any.

Amortization of intangible assets is calculated on a straight-line basis over the estimated useful lives of 5 years from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

(h)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits and deferred tax assets, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Company estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

(i)	Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Depending on commitments in a contract and definition of financial liabilities, the non-derivative financial liabilities are categorized as either at fair value through profit or loss or other financial liabilities.

i)	Financial liabilities at fair value through profit or loss

The financial liabilities at fair value through profit or loss include a financial liability held for trading or designated at fair value through profit or loss upon initial recognition. These financial liabilities are measured at fair value after initial recognition and changes in the fair value are recognized through profit or loss of the period. Costs attributable to the issuance or acquisition are immediately expensed in the period.

ii)	Other financial liabilities

The financial liabilities not classified as at fair value through profit or loss are classified into other financial liabilities. The liabilities are measured at a fair value minus cost relating to issuance upon initial recognition. Then, they are carried at amortized cost, using the effective interest rate method.

Only when financial liabilities become extinct, or obligations in a contract are cancelled or terminated, they are derecognized form the Company’s separate statement of financial position.

(j)	Foreign currency translation

Transactions in foreign currencies are translated to the respective functional currencies of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

(k)	Capital stock

i)	Capital stock

Capital stock is classified as equity. Incremental costs directly attributable to the transaction of stock are deducted, net of tax, from the equity.

ii)	Hybrid bond

The Company classifies issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. Hybrid bond where the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity.

(l)	Employee benefits

i)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

ii)	Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in personnel expenses in profit or loss.

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurements of the net defined benefit liability (asset) in other comprehensive income.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurements of the net defined benefit liability (asset) in other comprehensive income

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the total of cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Past service costs which are the change in the present value of the defined benefits obligation for employee service in prior periods, resulting in the current period from the introduction of, or change to post-employment benefits, are recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately following the introduction of, or changes to, a defined benefit plan, the Company recognizes the past service cost immediately.

iii)	Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Company’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

(m)	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

(n)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provision shall be used only for expenditures for which the provision was originally recognized

(o)	Financial income and expense

i)	Interest income and expense

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability (or, where appropriate, a shorter year) to the carrying amount of the financial asset or liability. When calculating the effective interest rate, the Company estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes all fees and points paid or received that are an integral part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition or issue of a financial asset or liability.

ii)	Fees and commissions

Fees and commission income are recognized as the related services are performed.

Fees and commission expense relate mainly to transaction and service fees, which are expensed as the services are received.

iii)	Dividend

Dividend income is recognized when the right to receive income is authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

(p)	Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the combined profits or losses of the Company and its wholly owned domestic subsidiaries. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected combined profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their separate financial statements.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

(q)	Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

(r)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning after January 1, 2014, and the Company has not early adopted them.

i) Amendments to K-IFRS No. 1032, ‘Financial Instruments: Presentation’

The amendments clarified the application guidance related to ‘offsetting a financial asset and a financial liability’. The amendment is mandatorily effective for periods beginning on or after January 1, 2014 with earlier application permitted.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

4.	Financial risk management

(a)	Overview

As a financial services provider, Shinhan Financial Group Co., Ltd and its subsidiaries (collectively the “Group”) are exposed to various risks relating to lending, credit card, insurance, securities investment, trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the controlling company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

i)	Risk management principles

The Group risk management is guided by the following core principles:

•	identifying and managing all inherent risks;

•	standardizing risk management process and methodology;

•	ensuring supervision and control of risk management independent of business activities;

•	continuously assessing risk preference;

•	preventing risk concentration;

•	operating a precise and comprehensive risk management system including statistical models;

•	balancing profitability and risk management through risk-adjusted profit management.

ii)	Risk management organization

The Group risk management system is organized along the following hierarchy: from the top and at the controlling company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary. The Group Risk Management Committee, which is under the supervision of the Company’s board of directors, sets the basic groupwide risk management policies and strategies. The Company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the Company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries. Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the groupwide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the groupwide guidelines. The Company also has the Group Risk Management Team, which supports the Company’s Chief Risk Officer in his or her risk management and supervisory role.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

4.	Financial risk management (continued)

In order to maintain the groupwide risk at an appropriate level, the Group use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more detail by type of risk and type of product for each department and division within such subsidiary.

The Group Risk Management Committee consists of directors of the Company. The Group Risk Management Committee convenes at least once every quarter and may also convene on an ad hoc basis as needed. Specifically, the Group Risk Management Committee does the following: (i) establish the overall risk management policies consistent with management strategies, (ii) set reasonable risk limits for the entire group and each of subsidiaries, (iii) approve appropriate investment limits or allowed loss limits, (iv) enact and amends risk management regulations, and (v) decide other risk management-related issues the Board of directors or the Group Risk Management Committee sees fit to discuss. The results of the Group Risk Management Committee meetings are reported to the Board of Directors of the controlling company. The Group Risk Management Committee makes decisions through affirmative votes by a majority of the committee members.

The Group Risk Management Council is comprised of the Company’s chief risk officer, head of risk management team, and risk officers from each subsidiary. The Group Risk Management Council holds meetings for risk management executives from each subsidiary to discuss the Group’s groupwide risk management guidelines and strategy in order to maintain consistency in the groupwide risk policies and strategies

iii)	Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•	Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflect such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

4.	Financial risk management (continued)

•	Risk monitoring – The Group are currently installing a multidimensional risk monitoring system under which the Group will, on a periodic basis, proactively and preemptively review risks that may impact the Group’s overall operations. Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the groupwide risk management, and the controlling company reports to the Group’s chief risk officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and continual basis. In addition, the Group perform preemptive risk management through a “risk dashboard system” under which the Group closely monitor any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulate and implement actions in response to these warning signals.

•	Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group review any relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, promote reasonable decision-making in order to avoid taking any unduly risky action. The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

Risk management – The Group maintain a groupwide risk management system to detect the early warnings signals of any crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently groupwide, and upon the happening of any contingency at a subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted groupwide basis.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

(In millions of won)

4.	Financial risk management (continued)

(b)	Credit risk

i)	Credit risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. The Company’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivatives transactions.

ii)	The Company’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of December 31, 2013 and 2012 were as follows:

	2013		2012

Due from banks and loans(*1)
Banks	￦	385	212,783
Corporate		1,337,083	1,359,605
Other financial assets(*1)(*2)		294,918	295,019

	￦	1,632,386	1,867,407

(*1)	The maximum exposure amounts for due from banks and loans are recorded as net of allowances
(*2)	Comprise of account receivables, accrued income, and guarantee deposits.

iii)	Classification of financial assets under consideration of credit risk

Financial assets that are neither past due nor impaired as of December 31, 2013 and 2012 were as follows:

	2013
	Banks		Corporate	Total
Normal due from banks and loans(*)	￦	385	1,337,500	1,337,885
Less: allowance		—	(417)	(417)

	￦	385	1,337,083	1,337,468

	2012
	Banks		Corporate	Total
Normal due from banks and loans(*)	￦	212,821	1,360,000	1,572,821
Less: allowance		(38)	(395)	(433)

	￦	212,783	1,359,605	1,572,388

(*)	Credit quality of due from banks and loans was classified as Grade 1.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

(In millions of won)

4.	Financial risk management (continued)

(c)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments.

Interest rate risk is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Company.

Interest rate gap analysis measures the difference in the amounts of interest-earning assets and interest-bearing liabilities at each maturity and re-pricing date by preparing interest rate gap tables. Through the interest rate gap analysis that measures interest rate sensitivity gaps, cumulative gaps and gap ratios, the Company assesses its exposure to future interest risk fluctuations. For interest rate gap analysis, the Company assumes and uses the following maturities for different assets and liabilities:

The results of interest rate gap analysis as of December 31, 2013 and 2012 are as follows:

	2013
	Less than month		1~3 months	3~6 months	6~12 months	1~5 years	More than years	Total
Interest-earning assets
Loans	￦	50,000	—	—	7,500	1,280,000	—	1,337,500

		50,000	—	—	7,500	1,280,000	—	1,337,500
Interest-bearing liabilities
Debt securities issued	￦	220,000	200,000	490,000	560,000	4,720,000	920,000	7,110,000

Sensitivity gap		(170,000)	(200,000)	(490,000)	(552,500)	(3,440,000)	(920,000)	(5,772,500)
Cumulative gap		(170,000)	(370,000)	(860,000)	(1,412,500)	(4,852,500)	(5,772,500)

	2012
	Less than month		1~3 months	3~6 months	6~12 months	1~5 years	More than years	Total
Interest-earning assets
Due from banks	￦	—	150,000	50,000	—	—	—	200,000
Loans		50,000	—	—	110,000	1,200,000	—	1,360,000

		50,000	150,000	50,000	110,000	1,200,000	—	1,560,000
Interest-bearing liabilities
Debt securities issued	￦	50,000	150,000	550,000	950,000	4,970,000	540,000	7,210,000

Sensitivity gap		—	—	(500,000)	(840,000)	(3,770,000)	(540,000)	(5,650,000)
Cumulative gap		—	—	(500,000)	(1,340,000)	(5,110,000)	(5,650,000)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

(In millions of won)

4.	Financial risk management (continued)

(d)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

The Company maintains the liquidity position of the balance of assets exceeding the balance of liabilities based on the remaining maturities at 30 days below at each month-end financial position in accordance with the Financial Holding Company Act.

Contractual maturities for financial instruments as of December 31, 2013 and 2012 were as follows;

	2013
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total

Non-derivatives:
Assets
Cash and due from banks	￦	385	—	—	—	—	—	385
Loans		55,474	8,847	13,755	35,009	1,380,983	—	1,494,068
Trading assets		520,116	—	—	—	—	—	520,116
Other financial assets		3,933	15,962	235,368	13,464	19,568	—	288,295

		579,908	24,809	249,123	48,473	1,400,551	—	2,302,864

Liabilities
Borrowings		—	—	—	7,500	—	—	7,500
Debt securities issued		250,547	242,245	557,480	680,630	5,189,885	1,003,786	7,924,573
Other financial liabilities		14,949	25,505	17,959	—	26,894	—	85,307

		265,496	267,750	575,439	688,130	5,216,779	1,003,786	8,017,380

	￦	314,412	(242,941)	(326,316)	(639,657)	(3,816,228)	(1,003,786)	(5,714,516)

	2012
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total

Non-derivatives:
Assets
Cash and due from banks	￦	12,821	150,000	50,000	—	—	—	212,821
Loans		55,901	9,155	14,231	137,433	1,336,091	—	1,552,811
Trading assets		118,548	—	—	—	—	—	118,548
Other financial assets		3,624	832	247,146	13,783	23,253	—	288,638

		190,894	159,987	311,377	151,216	1,359,344	—	2,172,818

Liabilities
Borrowings		—	—	—	10,000	—	—	10,000
Debt securities issued		80,757	198,021	626,127	1,100,875	5,369,011	611,384	7,986,175
Other financial liabilities		16,449	5,799	8,014	236	30,051	—	60,549

		97,206	203,820	634,141	1,111,111	5,399,062	611,384	8,056,724

	￦	93,688	(43,833)	(322,764)	(959,895)	(4,039,718)	(611,384)	(5,883,906)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

(In millions of won)

4.	Financial risk management (continued)

(e)	Measurement for the fair value of financial instruments

When available, the Company measures the fair value of an instrument using the quoted prices in an active market for that instrument. If a market for a financial instrument is not active, the Company establishes fair value using a valuation technique.

i-1) The financial instruments measured at amortized cost

The financial instruments measured at amortized cost as of December 31, 2013 and 2012 were as follows:

	2013			2012
	Book value		Fair value	Book value	Fair value
Assets
Loans (corporate)	￦	1,337,083	1,353,077	1,359,605	1,392,721
Liabilities
Debt securities issued in won	￦	7,098,797	7,171,457	7,196,951	7,410,843

i-2) The fair values of financial instruments not measured at fair value and analyzes them by the level in the fair value hierarchy into which each fair value measurement is categorized.

	2013
	Level 1		Level 2	Level 3	Total
Assets
Loans (corporate)	￦	—	—	1,353,077	1,353,077
Liabilities
Debt securities issued in won	￦	—	7,171,457	—	7,171,457

	2012
	Level 1		Level 2	Level 3	Total
Assets
Loans (corporate)	￦	—	—	1,392,721	1,392,721
Liabilities
Debt securities issued in won	￦	—	7,410,843	—	7,410,843

i-3) Information about valuation technique and inputs used at December 31, 2013 in measuring financial instruments not measured at fair value classified as level 2 or 3 was as follows:

	2013
	Valuation technique			Book value	Inputs
Assets
Loans (corporate)	￦	DCF	(*1)	1,337,083	Discount rate
Liabilities
Debt securities issued in won	￦	DCF	(*1)	7,098,797	Discount rate

(*1)	DCF : Discounted cash flow

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

(In millions of won)

4.	Financial risk management (continued)

ii-1) Financial instruments measured at the fair value

The Company classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

The table below analyzes financial instruments measured at the fair value as of December 31, 2013 and 2012 by the level in the fair value hierarchy into which the fair value measurement is categorized:

	2013
	Level 1		Level 2	Level 3	Total
Trading assets	￦	—	520,116	—	520,116

	2012
	Level 1		Level 2	Level 3	Total
Trading assets	￦	—	118,548	—	118,548

ii-2) There was no transfer between level 1 and level 2 for the year ended December 31, 2013.

ii-3) Valuation technique and inputs used in measuring fair value

Information about valuation technique and inputs used at December 31, 2013 in the fair value measurement of financial instruments classified as level 2 was as follows:

Type of financial instrument	Valuation technique		Book value	Inputs
Trading assets	NAV	(*1)	520,116	Price of underlying assets

(*1)	NAV : Net asset value

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

(In millions of won)

4.	Financial risk management (continued)

(f)	Classification by categories of financial instruments

i) Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Company’s valuation methodologies, which are described in Note 4.(e) Measurement for the fair value of financial instruments.

The carrying amounts of each category of financial assets and financial liabilities as of December 31, 2013 and 2012 are as follows:

	2013
	Financial assets at fair value through profit or loss		Loans and receivable	Financial liabilities measured at amortized cost
	Trading assets
Assets:
Cash and due from banks	￦	—	385	—
Trading assets		520,116	—	—
Loans		—	1,337,083	—
Other		—	294,918	—

		520,116	1,632,386	—

Liabilities:
Borrowings		—	—	7,500
Debt securities issued		—	—	7,098,797
Other		—	—	121,008

	￦	—	—	7,227,305

	2012
	Financial assets at fair value through profit or loss		Loans and receivable	Financial liabilities measured at amortized cost
	Trading asset
Assets:
Cash and due from banks	￦	—	212,783	—
Trading assets		118,548	—	—
Loans		—	1,359,605	—
Other		—	295,019	—

		118,548	1,867,407	—

Liabilities:
Borrowings		—	—	10,000
Debt securities issued		—	—	7,196,951
Other		—	—	95,040

	￦	—	—	7,301,991

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

(In millions of won)

4.	Financial risk management (continued)

(g)	Comprehensive income by categories

Comprehensive income by categories of financial instruments for the years ended December 31, 2013 and 2012 is as follows:

	2013
	Net profit or loss					Other comprehensive income
	Interest income /expense(*)		Impairment	Other	Total
Trading assets	￦	—	—	10,991	10,991	—
Loans		61,864	10	—	61,874	—
Financial liabilities measured at amortized cost	￦	(310,438)	—	—	(310,438)	—

	2012
	Net profit or loss					Other comprehensive income
	Interest income /expense(*)		Impairment	Other	Total
Trading assets	￦	—	—	10,071	10,071	—
Loans		67,797	342	—	68,139	—
Financial liabilities measured at amortized cost	￦	(341,678)	—	—	(341,678)	—

(*)	Calculated by using the effective interest method

(h)	Capital risk management

Pursuant to Financial Holding Company Supervisory Regulation, the Company complies with the debt ratio as “total liability divided by total equity subtracting regulatory reserve for credit loss’, and calculates the dual leverage ratio as ‘total invested amount on subsidiaries divided by total equity subtracting regulatory reserve for credit loss’, for capital risk management purposes.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

(In millions of won)

5.	Due from banks

(a)	Due from banks as of December 31, 2013 and 2012 were as follows:

	2013		2012
Due from banks in won
Deposits	￦	—	200,000
Other financial institution deposits		385	12,821

		385	212,821
Allowance		—	(38)

	￦	385	212,783

(b)	Restricted guaranteed deposits on bank accounts as of December 31, 2013 and 2012 were as follows:

	2013		2012
Other financial institution deposits	￦	3	3

6.	Trading assets

Trading assets as of December 31, 2013 and 2012 were as follows:

	2013		2012
Beneficiary certificates	￦	520,116	118,548

7.	Loans

(a)	Loans as of December 31, 2013 and 2012 consisted of the following:

	2013		2012

Loans	￦	1,337,500	1,360,000
Less: allowance		(417)	(395)

	￦	1,337,083	1,359,605

(b)	Changes in allowance for credit loss for the years ended December 31, 2013 and 2012 were as follows:

	2013
	Loans		Other(*)	Total
Beginning balance	￦	395	91	486
Provision for (reversal of) credit losses		22	(32)	(10)

Ending balance	￦	417	59	476

	2012
	Loans		Other(*)	Total
Beginning balance	￦	322	506	828
Provision for (reversal of) credit losses		73	(415)	(342)

Ending balance	￦	395	91	486

(*)	Includes allowance for due from banks and other assets

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

(In millions of won)

8.	Property and equipment

(a)	Property and equipment as of December 31, 2013 and 2012 were as follows:

	2013
	Acquisition cost		Accumulated depreciation	Book value
Furniture and fixtures	￦	2,660	(2,009)	651
Other tangible assets		4,278	(3,770)	508

	￦	6,938	(5,779)	1,159

	2012
	Acquisition cost		Accumulated depreciation	Book value
Furniture and fixtures	￦	2,342	(1,796)	546
Other tangible assets		4,220	(3,502)	718

	￦	6,562	(5,298)	1,264

(b)	Changes in property and equipment for the years ended December 31, 2013 and 2012 were as follows:

	2013
	Furniture and fixtures		Other	Total
Beginning balance	￦	546	718	1,264
Acquisition		318	58	376
Depreciation		(213)	(268)	(481)

Ending balance	￦	651	508	1,159

	2012
	Furniture and fixtures		Other	Total
Beginning balance	￦	548	815	1,363
Acquisition		196	352	548
Depreciation		(198)	(449)	(647)

Ending balance	￦	546	718	1,264

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

(In millions of won)

9.	Intangible assets

(a)	Intangible assets as of December 31, 2013 and 2012 were as follows:

	2013		2012
Software	￦	851	1,398
Other		5,657	5,714

	￦	6,508	7,112

(b)	Changes in intangible assets for the years ended December 31, 2013 and 2012 were as follows:

	2013
	Beginning balance		Acquisition	Depreciation	Impairment (*1)	Ending Balance
Membership	￦	5,714	—	—	(57)	5,657
Software		1,398	85	(632)	—	851

	￦	7,112	85	(632)	(57)	6,508

(*1)	The Company recognized impairment losses from golf and condo memberships with indefinite useful life by comparing its recoverable amount with its carrying amount

	2012
	Beginning balance		Acquisition	Depreciation	Impairment	Ending Balance
Membership	￦	5,975	—	—	(261)	5,714
Software		1,999	79	(680)	—	1,398

	￦	7,974	79	(680)	(261)	7,112

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

(In millions of won)

10.	Investments in subsidiaries

Investments in subsidiaries as of December 31, 2013 and 2012 were as follows;

Investees	Location	Reporting date
Shinhan Bank	Korea	December 31
Shinhan Card	”	”
Shinhan Investment	”	”
Shinhan Life Insurance	”	”
Shinhan Capital	”	”
Jeju Bank	”	”
Shinhan BNP Paribas AMC	”	”
Shinhan Private Equity	”	”
Shinhan Credit Information	”	”
SHC Management	”	”
Shinhan Data System	”	”
Shinhan Savings Bank	”	June 30
Shinhan Aitas	”	December 31

	2013			2012
Investees	Ownership percentage (%)	Book value		Ownership percentage (%)	Book value
Shinhan Bank	100.0	￦	13,617,579	100.0	13,617,579
Shinhan Card	100.0		7,919,672	100.0	7,919,672
Shinhan Investment	100.0		1,841,420	100.0	1,841,420
Shinhan Life Insurance	100.0		982,775	100.0	982,775
Shinhan Capital	100.0		408,922	100.0	408,922
Jeju Bank	68.9		135,220	68.9	135,220
Shinhan BNP Paribas AMC	65.0		91,565	65.0	91,565
Shinhan Private Equity	100.0		14,783	100.0	14,783
Shinhan Credit Information	100.0		15,385	100.0	15,385
SHC Management	100.0		8,655	100.0	8,655
Shinhan Data System	100.0		10,026	100.0	10,026
Shinhan Savings Bank(*1)	100.0		165,815	100.0	120,002
Shinhan Aitas	99.8		50,092	99.8	50,092

		￦	25,261,909		25,216,096

(*1)	On January 31, 2013, Yehanbyoul Savings Bank was acquired by Shinhan Financial Group as a direct subsidiary and on April 1, 2013, Shinhan Savings Bank and Yehanbyoul Savings Bank merged into a single entity, with Yehanbyoul Savings Bank being the surviving entity and the newly merged bank was renamed Shinhan Savings Bank.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

(In millions of won)

11.	Other assets

Other assets as of December 31, 2013 and 2012 were as follows:

	2013		2012
Guarantee deposits	￦	13,464	13,783
Present value discounts		—	(382)
Accounts receivable (Note 24)		274,831	273,741
Accrued income		6,682	7,930
Advance payments		224	671
Sundry assets		12	12

		295,213	295,755

Allowance for credit loss		(59)	(53)

	￦	295,154	295,702

12.	Borrowings

Borrowings as of December 31, 2013 and 2012 consisted of the following:

	2013			2012
	Interest rate (%)	Amount		Interest rate (%)	Amount
Borrowings in won (CP)	2.75%~2.95%	￦	7,500	3.01%~3.16%	10,000

		￦	7,500		10,000

13.	Debt securities issued

(a)	Debt securities issued as of December 31, 2013 and 2012 were as follows:

	2013			2012
	Interest rate (%)	Amount		Interest rate (%)	Amount
Debt securities issued in won	2.90% ~ 5.58%	￦	7,110,000	3.23~8.11%	7,210,000
Discount on debentures			(11,203)		(13,049)

		￦	7,098,797		7,196,951

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

(In millions of won)

14.	Employee benefits

(a)	Defined benefit plan assets and liabilities

Defined benefit plan assets and liabilities as of December 31, 2013 and 2012 were as follows:

	2013		2012 (restated)
Present value of defined benefit obligation	￦	11,099	9,701
Fair value of plan assets		(8,118)	(7,099)

Recognized liabilities for defined benefit obligation	￦	2,981	2,602

(b)	Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2013 and 2012 were as follows:

	2013
	Defined benefit obligation		Plan assets	Net defined benefit liability
Beginning balance	￦	9,701	(7,099)	2,602
Included in profit or loss
Current service costs		1,808	—	1,808
Interest expense (income)		372	(278)	94

		2,180	(278)	1,902

Included in other comprehensive income:
Remeasurements loss (gain):
- Actuarial gains (losses) arising from:
Demographic assumptions		13	—	13
Financial assumptions		2,734	—	2,734
Experience adjustment		(2,468)	—	(2,468)
- Return on plan assets excluding interest income		—	76	76

		279	76	355

Other:
Benefits paid by the plan		(2,242)	624	(1,618)
Contributions paid into the plan		—	(1,441)	(1,441)
Succession		1,181	—	1,181

		(1,061)	(817)	(1,878)

Ending balance	￦	11,099	(8,118)	2,981

Profit or loss arising from defined benefit plans is included in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

(In millions of won)

14.	Employee benefits (continued)

	2012 (restated)
	Defined benefit obligation		Plan assets	Net defined benefit liability
Beginning balance	￦	7,724	(5,663)	2,061
Included in profit or loss
Current service costs		1,518	—	1,518
Interest expense (income)		372	(286)	86

		1,890	(286)	1,604

Included in other comprehensive income:
Remeasurements loss (gain):
- Actuarial gains(losses) arising from:
Demographic assumptions		(771)	—	(771)
Financial assumptions		263	—	263
Experience adjustment		1,833	—	1,833
- Return on plan assets excluding interest income		—	54	54

		1,325	54	1,379

Other:
Benefits paid by the plan		(2,491)	529	(1,962)
Contributions paid into the plan		—	(1,733)	(1,733)
Succession		1,253	—	1,253

		(1,238)	(1,204)	(2,442)

Ending balance	￦	9,701	(7,099)	2,602

Profit or loss arising from defined benefit plans is included in general and administrative expenses.

(c)	Plan assets as of December 31, 2013 and 2012 were wholly comprised of the deposits.

(d)	Actuarial assumptions as of December 31, 2013 and 2012 were as follows;

	2013	2012	Description
Discount rate	4.31%	3.92%	AA corporate bond yields
Future salary increasing rate	2.44% + Upgrade rate	1.88% + Upgrade rate	Average for 5 years

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

(In millions of won)

14.	Employee benefits (continued)

(e) Sensitivity analysis

Reasonably possible changes as of December 31, 2013 to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

	Defined benefit obligation
	Increase		Decrease
Discount rate (1% movement)	￦	10,140	12,211
Future salary increasing rate (1% movement)		12,222	10,113

(f) As of December 31, 2013 and 2012, the weighted-average duration of the defined benefit obligation are 9.01 and 8.92 years, respectively.

15.	Other liabilities

Other liabilities as of December 31, 2013 and 2012 were as follows:

	2013		2012
Accounts payable	￦	21,876	13,322
Accrued expense (Note 24)		90,638	73,027
Income taxes payable		217,409	238,844
Dividends payable		8,494	8,691
Unearned income		178	236
Taxes withheld		2,300	2,330

	￦	340,895	336,450

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

(In millions of won)

16.	Equity

(a)	Equity as of December 31, 2013 and 2012 were as follows:

	2013		2012 (restated)
Capital stock
Common stock	￦	2,370,998	2,370,998
Preferred stock		274,055	274,055

		2,645,053	2,645,053

Hybrid bond		537,443	537,443

Capital surplus
Share premium		9,494,769	9,494,769
Other		73	73

		9,494,842	9,494,842

Accumulated other comprehensive loss		(2,919)	(2,650)
Retained earnings
Legal reserve(*)		1,616,961	1,557,916
Regulatory reserve for loan loss		8,786	18,687
Unappropriated retained earnings		5,674,306	5,415,630

		7,300,053	6,992,233

	￦	19,974,472	19,666,921

(*)	Legal reserve was restricted for the dividend to stockholders by law or legislation. According to the article 53 of the Financial Holding Companies Act, the controlling company is required to appropriate a legal reserve in an amount equal to at least 10% of cash dividends for each accounting period until the reserve equals 100% of stated capital. The legal reserve may be used to reduce a deficit or may be transferred to common stocks in connection with a free issue of shares

(b)	Capital stock

i)	Capital stock of the Company as of December 31, 2013 and 2012 was as follows:

Number of authorized shares		1,000,000,000
Par value per share in won	￦	5,000
Number of issued common stocks outstanding		474,199,587
Number of issued preferred stocks outstanding
- As of December 31, 2013		11,100,000
- As of December 31, 2012		11,100,000

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

(In millions of won)

16.	Equity (continued)

ii)	As of December 31, 2013, preferred stocks issued by the Company were as follows:

	Number of shares	Predetermined dividend rate (%) (*1)	Redeemable period
Redeemable preferred stock:
Series 12 (*2)	11,100,000	5.58%	April 21, 2016 - April 21, 2031

(*1)	Based on initial issue price
(*2)	The Company maintains the right to redeem Series 12 redeemable preferred stocks in part or in its entirety within the redeemable year at par value (considered contract dividend rate). If the preferred shares are not redeemed by the end of the redeemable year, those rights will lapse.

The capital stock does not match the total amount of the par value for preferred stock issued ￦55,500 million as of December 31, 2013 because redeemable preferred stock (43,711,000 shares) has been repaid by retirement of stock method.

(c)	Hybrid bond

Hybrid bond classified as other equity instrument as of December 31, 2013 and 2012 is as follows:

			Amount
	Issue date	Maturity date	2013		2012	Interest rate (%)
Hybrid bond	October 24, 2011	October 24, 2041	￦	238,582	238,582	5.80%
	May 22, 2012	May 22, 2042		298,861	298,861	5.34%

			￦	537,443	537,443

The above hybrid bonds can be repaid at par value early after 5 years from date of issuance, and the Company has an unconditional right to extend the maturity under the same condition. In addition, if no dividend was to be paid for common shares, the agreed interest was also not paid.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

(In millions of won)

16.	Equity (continued)

(d)	Changes in accumulated other comprehensive income for the years ended December 31, 2013 and 2012 were as follows:

	2013		2012 (restated)
Beginning balance	￦	(2,650)	(1,605)
Remeasurements of the defined benefit liability		(356)	(1,379)
Income tax effects		87	334

Ending balance	￦	(2,919)	(2,650)

(e)	Appropriation of retained earnings

Separate statements of appropriation of retained earnings for the years ended December 31, 2013 and 2012 were as follows:

	2013		2012 (restated)
Unappropriated retained earnings:

Balance at beginning of year	￦	4,969,958	4,846,219
Repayment of preferred stock		2,650	1,605
Interest on hybrid bond		(29,940)	(23,688)
Net income		731,638	591,494

		5,674,306	5,415,630
Reversal of regulatory reserve for loan loss		1,165	9,901

		5,675,471	5,425,531

Appropriation of retained earnings:

Legal reserve		73,164	59,045
Dividends		370,168	393,878
Dividends on common stocks paid		308,230	331,940
Dividends on preferred stocks paid		61,938	61,938

		443,332	452,923

Unappropriated retained earnings to be carried over to subsequent year	￦	5,232,139	4,972,608

Date of appropriation:		March 26, 2014	March 28, 2013

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

(In millions of won)

16.	Equity (continued)

(g)	Regulatory reserve for loan loss

In accordance with Regulations for the Supervision of Financial Institutions, the Company reserves the difference between allowance for credit losses by K-IFRS and Regulations for the Supervision of Financial Institutions at the account of reserve for regulatory reserve for loan loss.

i)	Changes in regulatory reserve for loan loss for the years ended December 31, 2013 and 2012 were as follows:

	2013		2012
Beginning balance	￦	8,786	18,687

Reversal of regulatory reserve for loan loss		(1,165)	(9,901)

Ending balance	￦	7,621	8,786

ii)	Income for the year and earnings per share after adjusted for regulatory reserve for loan loss for the years ended December 31, 2013 and 2012 were as follows:

	2013		2012 (restated)
Income for the year	￦	731,638	591,494
Provision for regulatory reserve for loan loss		1,165	9,901

Income adjusted for regulatory reserve	￦	732,803	601,395

Basic and diluted earnings per share adjusted for regulatory reserve in won	￦	1,352	1,056

17.	Dividends

(a)	Details of dividends recognized as distributions to common stockholders for the years ended December 31, 2013 and 2012 are as follows:

	2013 (*)		2012
Total number of shares issued and outstanding	￦	474,199,587	474,199,587
Par value per share in won		5,000	5,000
Dividend per share in won		650	700

Dividends	￦	308,230	331,940

Dividend rate per share (%)		13%	14%

(*)	The amount of dividends proposed or declared before the financial statements were authorized for issue but not recognized as a distribution to owners during the year, and the related amount per share.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

(In millions of won, except per share data)

17.	Dividends (continued)

(b) Dividends recognized as distributions to preferred stockholders for the years ended December 31, 2013 and 2012 are as follows:

	2013
	Total shares outstanding	Dividend per share in won		Total dividend	Price per share in won	Dividend rate
Redeemable preferred stock Series 12	11,100,000	￦	5,580	61,938	100,000	5.58%

	2012
	Total shares outstanding	Dividend per share in won		Total dividend	Price per share in won	Dividend rate
Redeemable preferred stock Series 12	11,100,000	￦	5,580	61,938	100,000	5.58%

(c) The calculation of dividend for hybrid bond for the years ended December 31, 2013 and 2012 is as follows:

	2013		2012
Amount of hybrid bond	￦	540,000	540,000
Interest rate		5.34%~5.80%	5.34%~5.80%

Dividend	￦	29,940	23,688

(d)	There is no unrecognized cumulative dividend on preferred stocks as of December 31, 2013 and 2012.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

(In millions of won)

18.	Net interest income

Net interest income for the years ended December 31, 2013 and 2012 were as follows:

	2013		2012
Interest income
Cash and due from banks	￦	2,702	9,810
Loans		58,780	57,366
Others		382	621

		61,864	67,797

Interest expense
Borrowings in won		(295)	(9,175)
Debt securities issued in won		(310,143)	(332,503)

		(310,438)	(341,678)

Net interest income	￦	(248,574)	(273,881)

19.	Net fees and commission income

Net fees and commission income for the years ended December 31, 2013 and 2012 were as follows:

	2013		2012
Fees and commission income
Royalty	￦	114,301	114,282
Other		20	5

		114,321	114,287

Fees and commission expense
Other		(214)	(231)

Net fees and commission income	￦	114,107	114,056

20.	Dividend income

Dividend income for the years ended December 31, 2013 and 2012 were as follows:

	2013		2012
Dividend income from subsidiaries	￦	919,805	800,223

21.	Net trading income

Net trading income for the years ended December 31, 2013 and 2012 were as follows:

	2013		2012
Securities
Gain on valuation	￦	1,116	398
Gain on sale		9,875	9,673

	￦	10,991	10,071

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

(In millions of won)

22.	Provision for (reversal of) credit losses

Reversal of credit losses for the years ended December 31, 2013 and 2012 were as follows:

	2013	2012
Reversal of credit losses on loans	￦ (10)	(342)

23.	General and administrative expenses

General and administrative expenses for the years ended December 31, 2013 and 2012 were as follows:

	2013		2012 (restated)
Salaries
Salaries expense and bonuses	￦	29,363	25,412
Severance benefits		1,902	1,605

		31,265	27,017

Rent		1,937	2,142
Entertainment		1,634	1,644
Depreciation		481	647
Amortization		632	680
Taxes and dues		793	541
Advertising		19,205	18,445
Other		10,838	10,692

	￦	66,785	61,808

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

(In millions of won, except per share data)

24.	Share-based payments

(a)	Stock options granted as of December 31, 2013 were as follows:

	4th grant(*2)		5th grant(*2)		6th grant		7th grant

Grant date		March 30, 2005		March 21, 2006		March 20, 2007		March 19, 2008
Exercise price in won	￦	28,006	￦	38,829	￦	54,560	￦	49,053
Number of shares granted		2,695,200		3,296,200		1,301,050		808,700
Contractual exercise period		Within four years after three years from grant date		Within four years after three years from grant date		Within four years after three years from grant date		Within four years after three years from grant date
Changes in number of shares granted:
Balance at January 1, 2013		102,389		2,012,706		1,025,856		619,778
Exercised		—		1,904,350		—		—

Balance at December 31, 2013		102,389		108,356		1,025,856		619,778

Assumptions used to determine the fair value of options:
Risk-free interest rate						2.64%		2.64%
Expected exercise period						2 months		8 months
Expected stock price volatility						16.91%		19.76%
Expected dividend yield						1.80%		1.80%
Fair value per share	￦	19,294	￦	8,471	￦	5	￦	2,228

(*1)	The equity instruments granted are wholly vested as of December 31, 2013. The weighted average share price for 1,856,379 stock options outstanding at December 31, 2013 is ￦50,339.
(*2)	As of December 31, 2013, the exercise of the remaining stock options (4th and 5th grant) was temporarily prohibited and after the suspension, the exercise period will be extended.

(b)	Performance shares granted as of December 31, 2013 were as follows:

	Content
	Expired		Non-expired
Type		Cash-settled share-based payment
Performance conditions		Increase rate of stock price and achievement of target ROE
Number of shares estimated at December 31, 2013		381,134		492,462
Fair value per share in won	￦	45,926	￦	47,300

The amount of cash payment for the Company’s cash-settled share-based payment arrangements with performance conditions is determined at the fourth anniversary date from the grant date based on the share price which is an arithmetic mean of weighted average share prices of the past two-months, past one-month and past one-week. The fair value of cash payment is estimated using the closing share price at the end of reporting year. For share-based payment transactions among the Company and its subsidiaries, the Company and its subsidiaries receiving the services shall measure the services received as a cash-settled and an equity-settled share-based payment transaction, respectively.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

(In millions of won)

24.	Share-based payments (continued)

(c)	Share-based compensation costs

Share-based compensation costs for the years ended December 31, 2013 and 2012 were as follows:

	2013
	Employee of
	Shinhan Financial Group		Subsidiaries(*1)	Total
Stock options granted:
4th	￦	76	789	865
5th		494	3,190	3,684
6th		(9)	(62)	(71)
7th		81	427	508
Performance share		2,189	12,272	14,461

	￦	2,831	16,616	19,447

(*1)	The Company has granted the above share-based payment arrangements to its employees and those of its subsidiaries and the Company require the subsidiaries to reimburse the compensation costs for their employees. As of December 31, 2013, the Company recognized the corresponding accounts receivable from the subsidiaries in the amount of ￦39,362 million.

	2012
	Employee of
	Shinhan Financial Group		Subsidiaries(*1)	Total
Stock options granted:
4th	￦	430	1,814	2,244
5th		(1,235)	(6,938)	(8,173)
6th		(200)	(1,411)	(1,611)
7th		(188)	(992)	(1,180)
Performance share		1,163	7,807	8,970

	￦	(30)	280	250

(*1)	The Company has granted the above share-based payment arrangements to its employees and those of its subsidiaries and the Company require the subsidiaries to reimburse the compensation costs for their employees. As of December 31, 2012, the Company recognized the corresponding accounts receivable from the subsidiaries in the amount of ￦26,882 million.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

(In millions of won)

24.	Share-based payments (continued)

(d)	Accrued expenses and the intrinsic value as of December 31, 2013 and 2012 were as follows:

	2013
	Employee of
	Shinhan Financial Group		Subsidiaries	Total
Stock options granted:
4th	￦	173	1,802	1,975
5th		54	864	918
6th		1	4	5
7th		220	1,161	1,381
Performance share		5,267	35,531	40,798

	￦	5,715	39,362	45,077

(*)	As of December 31, 2013 the intrinsic value of share-based payments is ￦43,691 million based on the quoted market price ￦47,300 per share for stock options and performance shares.

	2012
	Employee of
	Shinhan Financial Group		Subsidiaries	Total
Stock options granted:
4th	￦	97	1,013	1,110
5th		322	1,809	2,131
6th		9	67	76
7th		139	734	873
Performance share		3,077	23,259	26,336

	￦	3,644	26,882	30,526

(*)	As of December 31, 2012 the intrinsic value of share-based payments is ￦27,489 million based on the quoted market price ￦38,850 per share for stock options and performance shares.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

(In millions of won)

25.	Non-operating income and expense

Non-operating income and expense for years ended December 31, 2013 and 2012 were as follows;

	2013		2012
Non-operating income
Other	￦	2,207	1,905

		2,207	1,905
Non-operating expense
Impairment losses on intangible assets		(57)	(261)
Donations and Contributions		(493)	(331)
Other		(3)	—

		(553)	(592)

	￦	1,654	1,313

26.	Operating revenue

Operating revenue for years ended December 31, 2013 and 2012 were as follows.

	2013		2012
Interest income	￦	61,864	67,797
Royalty		114,321	114,287
Dividend income		919,805	800,223
Gains on financial assets held for trading		10,991	10,071
Reversal of credit loss		10	342

	￦	1,106,991	992,720

27.	Income taxes

(a)	Income tax benefit for the years ended December 31, 2013 and 2012 were as follows:

	2013		2012 (restated)
Current income tax expense	￦	—	—
Origination and reversal of temporary differences.		(517)	(1,512)
Income tax expense reflected directly in equity		87	334

Income tax benefit	￦	(430)	(1,178)

(b)	Income tax expense (benefit) is calculated by multiplying net income before tax with the tax rate for the years ended December 31, 2013 and 2012 was as follows:

	2013		2012 (restated)
Income before income tax	￦	731,208	590,316
Income taxes at statutory tax rates		176,952	142,856
Adjustment:
Non-taxable income		(175,927)	(142,419)
Non-deductible expense		505	2,510
Other		(1,960)	(4,125)
Income tax benefit	￦	(430)	(1,178)

Effective income tax rate		(0.06)%	(0.20)%

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

(In millions of won)

27.	Income taxes (continued)

(c)	Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2013 and 2012 are as follows:

	2013
	Beginning balance		Net Income effect	Other comprehensive income effect	Ending balance
Trading assets	￦	(92)	(176)	—	(268)
Valuation and depreciation of property and equipment		(8)	10	—	2
Allowances		(1,775)	(4)	—	(1,779)
Defined benefit obligation		1,895	395	68	2,358
Plan assets		(1,718)	(161)	19	(1,860)
Share-based payment		137	(29)	—	108
Accrued expenses		2,164	381	—	2,545
Other		1,211	14	—	1,225

	￦	1,814	430	87	2,331

	2012 (restated)
	Beginning balance		Net Income effect	Other comprehensive income effect	Ending balance
Trading assets	￦	(1,012)	920	—	(92)
Valuation and depreciation of property and equipment		(23)	15	—	(8)
Allowances		(1,729)	(46)	—	(1,775)
Defined benefit obligation		1,440	134	321	1,895
Plan assets		(1,371)	(360)	13	(1,718)
Share-based payment		822	(685)	—	137
Accrued expenses		1,453	711	—	2,164
Other		722	489	—	1,211

	￦	302	1,178	334	1,814

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

(In millions of won)

27.	Income taxes (continued)

(d)	The amount of deductible temporary differences, unused tax losses, and unused tax credits are not recognized as deferred tax assets as of December 31, 2013 and 2012 are as follows:

	2013		2012

Tax loss carry forward(*)	￦	99,449	99,449
Other accumulated temporary differences		57	53

	￦	99,506	99,502

(*)	At the end of reporting date, the expected extinctive date of tax loss carry forward and tax credits carry forward that are not recognized as deferred tax assets are as follows:

	1 year or less		1-2 years	2-3 years	More than 3 years
Tax loss carry forward	￦	—	—	—	99,449

(e)	There are no deferred tax liabilities regarding investment in subsidiaries which are not recognized as of December 31, 2013.

(f)	The Company set off a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities Deferred tax assets and liabilities presented on a gross basis prior to any offsetting as of December 31, 2013 and 2012 are as follows:

	2013		2012

Deferred tax assets	￦	4,456	5,407
Deferred tax liabilities		(2,125)	(3,593)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

(In millions of won)

28.	Earning per Share

Basic and deluted earnings per share for the years ended December 31, 2013 and 2012 were as follows:

	2013		2012 (restated)
Net income for the year	￦	731,638	591,494
Less: dividends on preferred stock and hybrid bond		91,878	100,788

Net income available for common stock		639,760	490,706
Weighted average number of common shares outstanding		474,199,587	474,199,587

Basic and deluted earnings per share in won	￦	1,349	1,035

29.	Statement of cash flows

(a)	Cash and cash equivalents reported in the accompanying separate statements of cash flows as of December 31, 2013 and 2012 were as follows:

	2013		2012
Due from banks with a short maturity of three months or less from date of acquisition	￦	382	212,818

(b)	Significant non-cash activities for the years ended December 31, 2013 and 2012 were as follows:

	2013		2012
Share-based payment arrangements to the employees of subsidiaries	￦	12,480	8,711
Income tax receivable offset by income tax payable due to consolidated corporate income tax filing		235,368	246,858

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

(In millions of won)

30.	Related party transactions

(a) Significant transactions with the related parties for the years ended December 31, 2013 and 2012 were as follows:

Related party	Account	2013		2012
Revenue:
Shinhan Bank	Interest income	￦	2,916	10,431
”	Fees and commission income		76,000	76,692
”	Dividend income		450,000	390,000
”	Reversal of credit losses		57	393
Shinhan Card	Interest income		31,980	30,744
”	Fees and commission income		21,517	20,949
”	Dividend income		400,054	300,009
Shinhan Investment	Interest income		8,118	6,209
”	Fees and commission income		8,148	8,463
”	Dividend income		10,000	20,000
Shinhan Life Insurance	Fees and commission income		4,972	4,743
”	Dividend income		40,000	65,000
”	Reversal of credit losses		1	1
Shinhan Capital	Interest income		18,572	20,210
”	Fees and commission income		1,768	1,913
”	Dividend income		451	4,999
”	Reversal of credit losses		—	3
Jeju Bank	Fees and commission income		1,043	990
”	Dividend income		762	—
Shinhan Credit Information	Fees and commission income		52	54
Shinhan Private Equity	Interest income		278	203
”	Fees and commission income		26	26
”	Reversal of credit losses		2	—
Shinhan BNP Paribas AMC	Fees and commission income		295	313
”	Dividend income		18,538	20,215
Shinhan Data System	Fees and commission income		29	26
Shinhan Aitas	Fees and commission income		101	100
Shinhan Savings Bank	Fees and commission income		370	18

		￦	1,096,050	982,704

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

(In millions of won)

30.	Related party transactions (continued)

Related party	Account	2013		2012
Expense:
Shinhan Bank	General and administrative expenses	￦	1,078	982
”	Provision for credit losses		21	—
Shinhan Card	Provision for credit losses		12	18
Shinhan Investment	Interest expenses		1,728	98
”	General and administrative expenses		173	97
”	Provision for credit losses		7	34
Shinhan Life Insurance	General and administrative expenses		16	13
Shinhan Capital	Provision for credit losses		10	—
Shinhan Credit Information	Fees and commission expense		5	—
Shinhan Private Equity	Provision for credit losses		—	7
Shinhan Data System	General and administrative expenses		876	788

		￦	3,926	2,037

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

(In millions of won)

30.	Related party transactions (continued)

(b)	Significant balances with the related parties as of December 31, 2013 and 2012 were as follows:

Creditor	Debtor	Account	2013		2012
<Assets>
Shinhan Financial Group	Shinhan Bank	Cash and due from banks	￦	385	212,783
”	”	Other assets		169,311	171,201
”	Shinhan Card	Loans		699,865	699,875
”	”	Other assets		103,599	103,900
”	Shinhan Investment	Loans		199,914	199,921
”	”	Other assets		3,357	3,506
”	Shinhan Life Insurance	Other assets		5,290	11,114
”	Shinhan Capital	Loans		429,815	449,822
”	”	Other assets		11,013	3,736
”	Jeju Bank	Other assets		1,234	732
”	Shinhan Credit Information	Other assets		493	310
”	Shinhan Private Equity	Loans		7,489	9,987
”	”	Other assets		306	124
”	Shinhan BNP Paribas AMC	Other assets		—	4
”	SHC Management	Other assets		—	4
”	Shinhan Data System	Other assets		315	448

			￦	1,632,386	1,867,467

<Liabilities>
Shinhan Card	Shinhan Financial Group	Other liabilities	￦	373	256
Shinhan Investment	”	Other liabilities		16,353	7,606
Shinhan Life Insurance	”	Other liabilities		1,553	—
Shinhan Private Equity	”	Other liabilities		178	236
Shinhan Data System	”	Other liabilities		53	1
Shinhan Savings Bank	”	Other liabilities		—	408

			￦	18,510	8,507

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

(In millions of won)

30.	Related party transactions (continued)

(c)	Compensation of key management personnel for the years ended December 31, 2013 and 2012 were as follows:

	2013		2012
Salaries	￦	5,417	5,137
Severance benefits		64	115
Share-based payment transactions (*)		1,775	1,039

	￦	7,256	6,291

(*)	The amounts recognized as a salaries expense daring the vesting period.

Independent Accountants’ Review Report on Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the President of

Shinhan Financial Group Co., Ltd.:

We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of Shinhan Financial Group Co., Ltd (the “Company”) as of December 31, 2013. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2013, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2013 is not prepared in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2013. We did not review the Company’s IACS subsequent to December 31, 2013. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

March 14, 2014

Notice to Readers

This report is annexed in relation to the audit of the separate financial statements as of and for the year ended December 31, 2013 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

Report on the Operations of Internal Accounting Control System

To the Board of Directors and Audit Committee of

Shinhan Financial Group Co., Ltd.:

I, as the Internal Accounting Control Officer (“IACO”) of Shinhan Financial Group Co., Ltd. (the “Company”), have assessed the status of the design and operations of the Company’s internal accounting control system (“IACS”) for the year ended December 31, 2013.

The Company’s management including IACO is responsible for the design and operations of its IACS. I, as the IACO, have assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS Framework for the assessment of design and operations of the IACS.

Based on the assessment of the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2013, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.

/s/ Min, Jung Kee
Min, Jung Kee, Internal Accounting Control Officer

/s/ Han, Dong Woo
Han, Dong Woo, Chief Executive Officer

February 21, 2014